

17016819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M1 Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 West Institute Place; Suite 301
(No. and Street)

Chicago	IL	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Dalmaso (312) 600-6668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street; Suite 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR -9 AM 8:23
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M1 Finance LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public


"OFFICIAL SEAL"
WILLIAM J. BRITTON
Notary Public - State of Illinois
My Commission Expires June 08, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **(Statement of Cash Flows)**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M1 Finance LLC

Annual Audit Report
For the Year Ended
December 31, 2016

M1 Finance LLC
Table of Contents

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
M1 Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of M1 Finance LLC as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of M1 Finance LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M1 Finance LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of M1 Finance LLC's financial statements. The supplemental information is the responsibility of M1 Finance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

M1 Finance LLC
Statement of Financial Condition
December 31, 2016

ASSETS		**2016**
Current assets:		
Cash and cash equivalents	$	132,549
Investment in securities, at fair market value		389,761
Commissions receivable		306
Total current assets	$	522,616
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$	13,147
Debt margin		86,378
Total current liabilities		99,526
Member's equity		
Additional paid-in capital		537,810
Retained earnings		(114,720)
Total member's equity		423,090
Total liabilities and member's equity	$	522,616

The accompanying notes are an integral part of the financial statements.

M1 Finance LLC
Statement of Income
For the Year Ended June 30, 2016

		2016
Revenue:		
Fees	$	456
Interest income		583
Dividend income		2,060
Total revenue		3,098
Expenses:		
Office expense		1,816
Clearing & custody expense		20,438
Insurance and bonding		6,448
Licenses and Fees		32,286
Advertising		1,715
Professional fees		53,803
Unrealized gain/loss		1,312
Total expenses		117,818
Net income	$	(114,720)

The accompanying notes are an integral part of the financial statements.

M1 Finance LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2015	$ -	$ -	$ -	$ -
Contributions	-	537,810	-	537,810
Net loss	-	-	(114,720)	(114,720)
Balance, December 31, 2016	$ -	$ 537,810	$ (114,720)	$ 423,090

The accompanying notes are an integral part of the financial statements.

M1 Finance LLC
Statement of Cash Flows
For the Year Ended June 30, 2016

	2016
Cash flows from operating activities:	
Net income	$ (114,720)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	(306)
Investment in securities, at fair market value	(389,761)
Increase (decrease) in:	
Accounts payable	13,147
Debt margin	86,378
Net cash used for operating activities	(405,261)
Cash flows from financing actives;	
Member contributions	537,810
Net cash provided by financing activities	537,810
Net increase in cash and cash equivalents	132,549
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 132,549

The accompanying notes are an integral part of the financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

M1 Finance LLC (the Firm) is a Delaware Limited Liability Company registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm maintains an online platform to efficiently build long-term savings and manage wealth through investments in NYSE and NASDAQ securities.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Firm also maintains three brokerage accounts with clearing broker Apex Clearing Corporation.

Commissions Receivable

Management believes that, based on industry practice and collection history, the balance receivable at December 31, 2016, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2016.

Revenue Recognition

Revenues represent platform fee charges. Reimbursable expenses are costs incurred in providing direct services to the Firm.

Securities Transactions

The Firm executes trades exclusively on an agency basis. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are valued at fair value.

Statement of Cash Flows

For purposes of the statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted process for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2016, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 – Concentration of Risk
The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 4 – Related Party Transactions
An expense agreement exists between the Firm and its sole member M1 Holdings Inc. (the "Parent"). (See note 7).

Note 5 – Reconciliation of Audited and Unaudited Financial Statements
The audit of the unaudited financial statements reveal no material discrepancies, therefore, no adjustments to the financial statement were required.

Note 6 – Net Capital Requirements
The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2016, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2016, the Firm had net capital of $328,361, which was $228,361 in excess of its required net capital of $100,000. The Firm's ratio of aggregated indebtedness to net capital was 0.3 to 1 at December 31, 2016.

Note 7 – Expense Agreement
The Firm has an expense agreement with its Affiliate (M1 Holdings Inc.) whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to Parent, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Parent, yet these costs do get recorded to the Statement of Operations of the Firm along with a related payable to Parent. At December 31, 2016, the Firm had no outstanding receivables from or payables to the Parent.

Note 8 – Concentration of Credit Risk
Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2016, there was no amount held at one financial institution exceeding FDIC insurance of $250,000.

Note 9 – Commitments and Contingencies
The Firm's management has indicated that there are no commitments or guarantees against the assets of the Firm. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 10 – Advertising Costs

The Firm's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended December 31, 2016, were $1,715.

Note 11 – Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through an account with Apex Clearing Corporation. The Firm promptly transmits all customer funds and securities to such account and, at December 31, 2016, had no amounts or securities due to the account from unsettled trades.

Note 12 – Major Customers

There were no revenues from institutional clients in excess of 10 percent as of December 31, 2016.

Note 13 – Subsequent Events

The Firm's management has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

M1 Finance LLC
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

COMPUTATION OF NET CAPITAL	2016
Total member's equity qualified for net capital	$ 423,090
NET CAPITAL BEFORE HAIRCUTS	423,090
Less haircuts on securities:	
Equities	58,464
Undue concentrations	36,265
Total haircuts on securities	94,729
NET CAPITAL	$ 328,361
Net capital requirement	100,000
EXCESS NET CAPITAL	$ 228,361
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$ 208,361

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 99,526
Ratio: Aggregate indebtedness to net capital	0.3 to 1

M1 Finance LLC
Reconciliation with Computation Included in Part II of Form X-17A-5
December 31, 2016

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 346,548
Audit Adjustments:	
Decrease in member's equity qualified for net capital;	
Increase in professional fees	(13,148)
Increase in undue concentrations	(5,039)
Total adjustments	(18,187)
Net Capital as currently reported on Schedule I	328,361

Schedule III

M1 Finance LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation and promptly transmits all customer funds and securities, to Apex Clearing Corporation which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

M1 Finance LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation and promptly transmits all customer funds and securities to Apex Clearing Corporation which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Member of
M1 Finance LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying exemption report, in which (1) M1 Finance LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which M1 Finance LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) M1 Finance LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. M1 Finance LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M1 Finance LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

M1 Finance LLC
213 West Institute Place; Suite 301
Chicago, IL 60610

M1 Finance LLC's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

M1 Finance LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

M1 Finance LLC

I, Nicholas Dalmaso, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Nicholas Dalmaso, CCO

February 8, 2017